

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Roger James Hamilton
Chief Executive Officer
Genius Group Ltd
8 Amoy Street, #01-01
Singapore 049950

> **Re: Genius Group Ltd**
> **Form 6-K**
> **Response dated March 15, 2023**
> **File No. 001-41353**

Dear Roger James Hamilton:

We have reviewed your March 15, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2023 letter.

Correspondence filed March 15, 2023

General

1. In your response to comment 1 and reissue in part. Please revise your filing to disclose the risks and uncertainties with listing on this exchange as related to the rights of shareholders and any restrictions on investors on the Upstream platform. For example, we note that it appears that based on recent policy updates at Upstream, U.S.-based investors, will no longer be able to sell shares in addition to not being able buy shares on the Upstream secondary market. Additionally, please revise your disclosure to address risks and uncertainties related to the liquidity of your common stock and price volatility that may arise, for example.

2.   We note your response to comment 2, which we reissue in part. In your next filing, please provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise.

In your disclosure, please explain the role of MERJ Depository and Registry Limited and how it interacts with the company's U.S. transfer agent. Please also explain what you mean by the statements that MERJ Depository will "manage" the tokenized securities as prescribed in an agreement with the company and pursuant to certain rules. Additionally, explain the legal relationship between MERJ Depository and shareholders who deposit their shares with MERJ Dep., including the relevant governing law. Please also explain the rights of such shareholders in the event of a liquidation or dissolution of MERJ Depository. Further, please compare the legal rights of such shareholders with shareholders who own their shares in either book-entry form or on deposit with a U.S. broker, including the various protections afforded such shareholders under applicable law. Finally, please add risk factor disclosure addressing the risks to shareholders arising from any difference in such rights and protections.

3.   After reviewing your response to comment 2, it is unclear how ownership of tokenized securities, initially and in connection with resales, will be recorded. Please clarify how the tokenized securities will be held on the books and records of the transfer agent (i.e., in the name of MERJ Depository or in the name of the individual shareholders). Please also clarify whether and, if so, how subsequent resales of the tokenized securities on the Upstream platform will be reflected on the books and records of the transfer agent or if all such transfers will be records solely on the books and records of MERJ Depository. Finally, with regard to the deposit and withdrawal process, we note that these processes can be initiated via the Upstream app. Please expand your disclosure to discuss how this process can also be facilitated by contacting the company or its transfer agent in instances where access to the Upstream app, a lost/stolen smartphone or similar occurs. If this process is similar to a "lost certificate," please clarify how this "lost certificate" process will work in the context of the tokenized securities, in particular if the tokenized securities will be held in the name of the MERJ Depository on the books and records of the transfer agent.

4.   We reissue comment 2 in part. With regard to how "tokenized equity" is held on Upstream, please clarify whether the tokenized securities will be held through a shareholder's wallet or in an omnibus wallet.

5. We also note the statement in your response to comment 2 that shareholders "may elect to hold their shares in depositories: Book Entry with TA, CEDE & Co. or MERJ Dep." Please clarify how these securities would be held if not deposited with one of the depositories. For example, does the company continue to use paper certificated shares?

6. Further in response to comment 2, you state that the Upstream technology will reject securities buy orders from cryptographic keypairs that, pursuant to their KYC review, come from U.S. persons. You further state that no securities buy orders are accepted without a user having successfully undergone the Upstream KYC review process. In your next filing, please describe in greater detail the KYC policies and procedures of Upstream. In responding to this comment, please disclose and clarify the extent to which such KYC policies and procedures involve self-certification or IP address monitoring.

7. We note your response to comment 3 and reissue in part. Please explain whether you are planning to offer any digital dividends and disclosure the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends with respect to the tokenized shares (e.g., press releases, Form 6-K and, if required, after effectiveness of any registration statement). We note your disclosure regarding your current offering of the digital NFT coupon to shareholders.

    Additionally, with a view toward disclosure, please clarify whether holders of the tokenized shares will receive dividend, voting and other rights associated with ownership of the company's common stock and, if so, explain how they are entitled to these rights, whether by contract and/or applicable law. Please also clarify whether such holders have the right to receive confirmations and other documents required by law to be provided to the holders of the company's common stock. Finally, please clarify whether there are any rights or preferences to which holders of tokenized shares are not entitled. Please include this disclosure in your next filing.

8. We note your response to comment 4. In your next filing, please include risk factor disclosure addressing the discrepancies that could result between the trading prices of common shares on the NYSE American and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.

9. We note your response to comment 5. In your next filing, please disclose what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.

10. We note your response to comment 6. However, it appears subsequent to your response to have updated its policies in light of recent rules to prohibit U.S. investors from both buying and selling securities on Upstream. In your next filing, please revise your disclosure to clearly discuss the limitations on U.S. investors buying or selling shares on

Upstream, including the ability for those U.S. investors that previously deposited shares on Upstream to have such shares returned to the company's transfer agent to complete a sale.

11. We note that in your response to comment 6 that you disclose that U.S. citizens and residents are no longer permitted to deposit or buy their securities with MERJ Depository and sell those securities on the Upstream platform operated by the MERJ Exchange due to recent rule changes. However, there are existing Creatd shareholders that have made deposits on Upstream. It is not clear why MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker dealer, national securities exchange and/or clearing agency. In your next filing, please add a risk factor addressing the risks to shareholders in the event that these entities are not properly registered with the Commission as a broker or dealer, national securities exchange and/or clearing agency.

12. We note your response to comment 7 and reissue in part. Please revise your disclosure to address the risks related to a potential violation of Section 5 of the Securities Act if the interpretation or enforcement of the law and regulations regarding NFTs change or if you erroneously conclude that your NFTs are not securities.

Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jolie Kahn